Skadden, Arps, Slate, Meagher & Flom llp

June 17, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services	ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

FIRM/AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

100 F Street, NE

Washington, D.C. 20549

Attn:	Heather Clark
Anne McConnell
Bradley Ecker
Sherry Haywood

Re:	Chardan NexTech Acquisition 2 Corp.
Draft Registration Statement on Form S-4
Filed May 16, 2022
CIK No. 0001847986

Dear Ms. Haywood:

On behalf of our client, Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated June 9, 2022 (the “Comment Letter”), with respect to the above-referenced draft registration statement on Form S-4 submitted on May 16, 2022 (the “Draft Registration Statement”).

The Company has publicly filed via EDGAR its Registration Statement on Form S-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

United States Securities and Exchange Commission

June 17, 2022

Draft Registration Statement on Form S-4 submitted May 16, 2022

Cover Page

1.	Please revise your cover page to give prominence to the disclosure that the Sponsor and Chardan’s directors and executive officers have interests in the business combination that is different from, or in addition, to those of your shareholders.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Registration Statement.

2.	Please revise your cover page to disclose the equity ownership of the public stockholders, PIPE investors and Sponsor upon completion of the business combination.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on the cover page of the Registration Statement.

Questions and Answers about the Proposals, page 10

3.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: We respectfully acknowledge the Staff’s comment. The Company respectfully advises the Staff that the material risks to public warrant holders are set forth under the captions “Risk Factors––Risks Related to Ownership of Chardan Securities and the Business Combination––We may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their public warrants worthless,” “––There is no guarantee that the public warrants will ever be “in the money,” and they may expire worthless and the terms of Chardan’s warrants may be amended,”

“––We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then-outstanding warrants. As a result, the exercise price of our warrants could be increased, the exercise period could be shortened and the number of shares of Chardan common stock purchasable upon exercise of a warrant could be decreased without a warrant holder’s approval,” and “––A provision in Chardan’s Warrant Agreement may make it more difficult for Chardan to consummate the Business Combination” on pages 78 to 80 of the Registration Statement.

Disclosure regarding the public warrants and private placement warrants was added on page 249 under the new caption “Description of Securities––Redeemable Warrants.” An additional disclosure regarding common stock trading prices was added on page 78 under the caption “Risk Factors––Risks Related to Ownership of Chardan Securities and the Business Combination––We may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their public warrants worthless” of the Registration Statement.

4.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 22 and 73 of the Registration Statement.

5.	Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 22 of the Registration Statement.

Risk Factor Summary, page 39

6.	Please revise your risk factor summary to ensure that it is no more than two pages in length. Refer to Item 105(b) of Regulation S-K.

Response: We respectfully acknoweldge the Staff's comment. In response to the Staff’s comment, the Company has revised its disclosure on page 41-42 of the Registration Statement.

United States Securities and Exchange Commission

June 17, 2022

Fairness Opinion of Duff & Phelps, page 93

7.	You disclose that the “Duff & Phelps’ Opinion was furnished for the use and benefit of the Chardan Board in connection with the Business Combination and was not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.” Please also refer to similar language contained in the fairness opinion. This disclosure suggests that shareholders may not consider or rely on the information in the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 97 and I-4 of the Registration Statement.

Interests of Certain Persons in the Business Combination, page 123

8.	Please discuss the fact that Mr. Grossman, sole member of Chardan NexTech Investments II LLC, may have interests in the completion of the business combination that may be different from Chardan’s public stockholders due to Chardan NexTech Investments II LLC participating in the PIPE and Sponsor agreements.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 13, 37, 67, 127, 134, 170 of the Registration Statement.

Background of the Business Combination, page 126

9.	Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues, and how you reached agreement on the final terms. Please also discuss the negotiations related to the material ancillary agreements related to the business combination.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 129, 130, 133, 134, 135 and 136 of the Registration Statement.

Chardan’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Recent Accounting Standards, page 176

10.	You disclose here and in the notes to your financial statements that ASU 2020-06 is effective for you on January 1, 2024 and that you early adopted on January 1, 2021. Please reconcile these disclosures with your statement on page 172 that ASU 2020¬06 is effective January 1, 2022 and you are currently assessing the impact of adoption.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 177 of the Registration Statement.

Certain Projected Financial Information of Dragonfly, page 205

11.	We note your disclosure that the financial projections are based on numerous assumptions. Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 212 and 213 of the Registration Statement.

Description of the Business Combination, page 209

12.

Please clarify whether the Penny Warrants are exercisable for 3.6% of fully-diluted outstanding shares or whether they are exercisable for 1,536,367 shares post closing. Please also describe any other material terms of the Penny Warrants.

Response: We respectfully acknowledge the Staff’s comment. The Penny Warrants are exercisable to purchase 3.6% of Dragonfly’s common stock on a fully-diluted basis, calculated as of the date on which the Business Combination is consummated. In addition, the Company has revised the disclosure at pages 8, 72, 110, 125, 215, 217, 224 and 226 of the Registration Agreement to include the material terms of the Penny Warrants as requested.

United States Securities and Exchange Commission

June 17, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 216

13.	We refer to adjustment D. Please tell us where you reflected the elimination of Dragonfly’s historical debt. In this regard, we note adjustments to cash for the use of cash to payoff the debt and to notes payable, current portion, but we note no adjustment to notes payable, non-current portion.

Response: We respectfully acknowledge the Staff’s comment. We have revised adjustment D to reflect the impact on notes payable, non-current portion. The Company has revised the disclosure on page 222 of the Registration Statement in response to the Staff’s comment.

14.	We refer to adjustment I. Please tell us where this adjustment is reflected in the pro forma balance sheet, as we note no adjustment labeled “I.”

Response: We respectfully acknowledge the Staff’s comment. The Company has revised the disclosure on page 223 of the Registration Statement in response to the Staff’s comment to include adjustment I in the pro forma balance sheet.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 217

15.	Please revise adjustment EE to provide your calculation of interest expense under the new Term Loan Facility.

Response: We respectfully acknowledge the Staff’s comment. The Company has revised the description of adjustment EE on page 223 of the Registration Statement in response to the Staff’s comment.

16.	Based on your disclosure in note D that the pro forma balance sheet reflects the repayment of Dragonfly’s historical debt and the write off of unamortized debt discount, it is not clear to us why the pro forma statement of operations does not reflect the non-recurring loss of $6.1 million that will result from the debt extinguishment. Please clarify or revise.

Response: We respectfully acknowledge the Staff’s comment. We have revised adjustment D to reflect the debt extinguishment associated with the repayment of Dragonfly historical debt and write off of unamortized debt discount in the pro forma statement of operations.

Note 4. Net Loss per Share, page 217

17.	Please revise note 4 to clarify that the pro forma loss per share calculations also exclude 40 million additional shares of common stock that may be issued as a result of the Earnout Agreement.

Response: We respectfully acknowledge the Staff’s comment. The Company has revised the disclosure on page 224 of the Registration Statement in response to the Staff’s comment.

Beneficial Ownership of Securities, page 250

18.	Please disclose the sponsor and its affiliates’ total potential interest in the combined company, assuming exercise and conversion of all securities.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 257 of the Registration Statement.

United States Securities and Exchange Commission

June 17, 2022

Financial Statements, page F-1

19.	Please update your financial statements and all related disclosures in accordance with Rule 8-08 of Regulation S-X. Please also provide updated financial statements and related disclosures for Dragonfly, the predecessor, in accordance with Rule 8-08 of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages F-1 of the Registration Statement.

General

20.	We note that the SPAC IPO underwriter performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on the completion of a business combination. Please quantify the aggregate fees payable to the SPAC IPO underwriter that are contingent on completion of a business combination.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 11, 14, 26, 32, 68, 70, 128, 130, 131, 134, 165, 179 and 260 of the Registration Statement.

21.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

•     suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•     experience labor shortages that impact your business;

•     experience cybersecurity attacks in your supply chain;

•    experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);

•     experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

•    be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries, or the ongoing invasion.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. In this regard, we note your disclosure that, as a result of global supply chain disruptions, you have “experienced a build-up in inventory and a significant increase in prepaid inventory as suppliers have required upfront deposits.”

Response: We respectfully acknowledge the Staff’s comment. We respectfully acknowledge the Staff’s comment. The Company acknowledges the Staff’s comment and respectfully notes that Dragonfly has not experienced or been materially impacted by supply chain disruptions. As disclosed, Dragonfly sources its lithium-ion battery cells from two carefully selected suppliers in China, where battery cells are readily available, and assembles its batteries in the United States. Other than lithium and limited amounts of nickel contained in its assembled batteries (which the Company believes will remain available or can be replaced), Dragonfly’s batteries do not incorporate the other referenced raw materials (e.g., palladium, neon, cobalt or platinum) which may be subject to supply constraints and extreme price volatility. To address related supply and pricing considerations for its key components, as disclosed, Dragonfly actively manages these aspects and its supplier relationships to ensure consistent and stable key component inventory levels and in recent years has utilized volume-based discounts to (1) ensure there is no disruption to battery production and (2) protect against/moderate the impact of any potential tariffs, currency fluctuations or cost increase, which has, in part, contributed to the build-up in inventory. In response to the Staff’s comment, the Company has revised its disclosure on page 226 of the Registration Statement.

22.	We note your reliance on a single source supplier for your proprietary battery management system. Please tell us what consideration you gave to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully confirms that it has taken under consideration Item 601(b)(10)(ii)(B) of Regulation S-K. The Company respectfully notes that, although currently sourced from a single supplier, Dragonfly (i) purchases its battery management systems only on a purchase order basis and (ii) this component is produced exclusively for Dragonfly based on its specified design and to its specifications, making it possible for Dragonfly, if advisable/appropriate, to add a second source supplier or, if necessary, secure an alternative supplier.

23.	Please disclose all material terms of the Equity Facility Letter Agreement, including all material terms of the Equity Facility Commitment Shares.

Response: We respectfully acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on page 125-126 of the Registration Statement to include material terms of the Equity Facility Letter Agreement and disclosures regarding the Equity Facility Letter Agreement and Equity Facility Commitment Shares as requested under “Proposal 1 – Equity Facility Letter Agreement.”

* * *

United States Securities and Exchange Commission

June 17, 2022

Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP and do not hesitate to contact Jeff Brill at (212) 735-2587 or jeffery.brill@skadden.com, or Peter Serating at (212) 735-2286 or peter.serating@skadden.com of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jonas Grossman, Chardan NexTech Acquisition 2 Corp.
Denis Phares, Dragonfly Energy Corp.
O’Melveny & Myers LLP